SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

News Release	December 28, 2004 at 9.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471
www.storaenso.com

Stora Enso’s non-recurring items and other effects on fourth quarter 2004 results

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that the Finnish Ministry of Social Affairs and Health has approved certain changes to the principles for calculating disability pension liabilities under the Finnish statutory employment pension scheme (TEL). Changes will be effective January 1, 2006 onwards. According to the new practice, TEL’s disability pension part is accounted as a defined contribution liability in the IFRS accounts. Due to this change, Stora Enso will release a major part (approximately 90%) of a previously made provision and enter a non-recurring positive item of approximately EUR 170 million, depending on the year-end actuarial calculations, in operating profit in the fourth quarter of 2004.

Major accounting firms interpreted the accounting of the former Finnish TEL’s disability pension system in accordance with IFRS as a defined benefit liability in April 2004. Stora Enso changed its treatment of Finnish TEL’s disability pensions at that time and restated its figures in the 20-F accounts. These restated historical figures will stay unchanged for 2003 and prior periods.

In addition the financial results for the fourth quarter 2004 are negatively impacted by the annual holiday shutdowns and low business activity during the holidays. The Group is also experiencing an erosion of margins caused by the recent weakness of the US dollar and certain increased input costs.

Further comments on the Group’s performance and outlook will be provided when the fourth quarter and full year 2004 financial results are released on Thursday, February 3, 2005 at 13.00 Finnish time (11.00 GMT).

For further information, please contact:

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and an annual production capacity of 15.7 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 2.8 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2004	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel